UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 1-8649

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
The Toro Company Investment, Savings, and Employee Stock Ownership Plan

The Toro Company
8111 Lyndale Avenue South
Bloomington, MN  55420
Attn: Managing Director, Total Rewards & Employee Services

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Toro Company
8111 Lyndale Avenue South
Bloomington, MN  55420

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements
December 31, 2018 and 2017
(With Report of Independent Registered Public Accounting Firm Thereon)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

The Toro Company Investment, Savings, and Employee Stock Ownership Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i - Schedule of Assets (Held at End of the Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan’s auditor, however we are aware that we have served as the Plan’s auditor since at least 1993.

Minneapolis, Minnesota
June 27, 2019

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
ASSETS
Assets held by trustee, at fair value:
Investments at fair value	$953,423,543	$—
Interest in The Toro Company Master Trust Fund	—	1,136,196,265
Total assets held by trustee, at fair value	953,423,543	1,136,196,265

Receivables:
Employer contribution receivable	13,876,572	13,499,337
Employee contribution receivable	140,397	91,529
Notes receivable from participants	86,643	11,984
Assets in-transit from merged plan	4,676,591	—
Total receivables	18,780,203	13,602,850

Total assets	972,203,746	1,149,799,115

LIABILITIES
Excess contributions payable	90,442	—
Total liabilities	90,442	—

Net assets available for benefits	$972,113,304	$1,149,799,115

See accompanying Notes to Financial Statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Investment income (loss):
Net depreciation in the fair value of investments	$(109,730,251)	$—
Interest and dividends	16,390,118	—
Plan interest in net investment income of The Toro Company Master Trust Fund	—	169,789,565
Net investment income (loss)	(93,340,133)	169,789,565

Contributions:
Employer cash contributions	14,718,132	14,329,439
Employer non-cash stock contributions	3,949,388	3,823,255
Employee contributions	20,452,942	18,881,565
Rollover contributions	1,839,495	2,780,336
Total contributions	40,959,957	39,814,595

Deductions from net assets:
Benefit payments	(129,782,858)	(92,184,660)
Administrative and other	(284,313)	(270,877)
Total deductions from net assets	(130,067,171)	(92,455,537)

Net increase (decrease) in net assets available for benefits	(182,447,347)	117,148,623

Transfer of assets from another plan	4,761,536	5,519,074

Net assets available for benefits:
Beginning of year	1,149,799,115	1,027,131,418
End of year	$972,113,304	$1,149,799,115

See accompanying Notes to Financial Statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Note 1 — Summary Description of Plan

The Toro Company (the "company" or the "Plan administrator") is in the business of designing, manufacturing, and marketing professional turf maintenance equipment and services, turf irrigation systems, landscaping equipment and lighting products, snow and ice management products, agricultural irrigation systems, rental, specialty and underground construction equipment, and residential yard and snow thrower products. The company sells its products worldwide through a network of distributors, dealers, mass retailers, hardware retailers, equipment rental centers, home centers, as well as online (direct to end-users).

The following description of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document amended and restated as of January 1, 2012 for more complete information for calendar years prior to 2016. The Plan document was amended and restated effective January 1, 2016 as part of the regular five-year cycle of amendments and restatements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). There is a profit sharing portion and an employee stock ownership ("ESOP") portion of the Plan. The portions of participant accounts that hold common stock, par value $1.00 per share ("Common Stock"), of the company are included in the ESOP portion of the Plan. The portions of participant accounts that do not hold such stock are included in the profit sharing portion of the Plan.

Employees ("participants") are eligible to contribute to the profit sharing portion of the Plan after they have completed 30 consecutive days of employment. Participants may make their own contributions to the Plan. In addition, at the time an employee first becomes a participant in the Plan, the employee will be automatically enrolled to contribute 4% of such person’s compensation to the profit sharing portion of the Plan, unless the Participant affirmatively elects otherwise. The company also makes discretionary matching contributions to the profit sharing portion of the Plan with respect to participant salary reduction contributions. Plan participants are also eligible for annual ESOP and investment fund contributions that may be made by the company to the Plan on their behalf. The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their account balances invested in Common Stock of the company. Discretionary company matching contributions to participant salary reduction contributions and annual discretionary contributions, together with earnings attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% vesting each year of vesting service thereafter until the participant is 100% vested.

Participants may choose to have their accounts, including those initially invested in Common Stock of the company, invested in any of the investment funds made available under the Plan or, subject to certain limitations, in Common Stock of the company. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Participants may receive distributions from their vested accounts under the Plan upon termination of service or death in the form of a lump-sum payment or in installments. Additionally, at age 59½, participants are able to take in-service withdrawals. Participants are allowed to withdraw amounts that they previously rolled into the Plan. Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need. To the extent an account is invested in Common Stock of the company, a withdrawal or distribution can be in the form of Common Stock of the company or cash.

Benefit payments and transfers of participants’ interests are made by Fidelity Investments (the "Trustee") and are recorded when paid or transferred, respectively. Administrative costs of the Plan are shared by the company and Plan participants, depending upon the type of administrative cost, and are recorded when the expense has been incurred. Investment management fees are netted against investment income.

During the years ended December 31, 2018 and 2017, forfeited non-vested accounts totaled $186,879 and $118,982 respectively. These amounts are used to offset future company contributions.

Plan Mergers

Boss Union 401(k) Plan

Effective December 31, 2018, the Boss Union 401(k) Plan (the "Boss Plan") merged with, and into, the Plan (the "Boss Plan merger"). On December 31, 2018, the transfer of all assets, including in-kind investments, of the Boss Plan into the Plan was initiated. The transfer of such assets of the Boss Plan is included within transfer of assets from another plan in the Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2018; of which $4,676,591 of cash-in-transit was recorded as assets in-transit from merged plan on the Statement of Net Assets Available for Benefits as of December 31, 2018 as the transfer was not completed until January 2, 2019 and $84,945 of outstanding participant loans was recorded as notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2018.

Outstanding participant loans transferred from the Boss Plan to the Plan remain outstanding in accordance with the existing terms of the promissory note and plan loan policy in effect immediately before the Boss plan merger. Under such existing terms, participant loans are secured by the vested balance in the participant’s account and bear interest at a fixed interest rate equal to 1% above the prime rate. Loans are repayable over periods up to five years with the exception of loans used to purchase a primary residence of the participant. Participant loans are recorded as notes receivable from participants on the Statement of Net Assets Available for Benefits. Such participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis and related fees are recorded as administrative expense when incurred. No allowance for credit losses has been recorded on the outstanding participant loan balance as of December 31, 2018 and 2017.

The Toro Company Profit-Sharing Plan for Plymouth Union Employees

Effective December 31, 2017, The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the "Plymouth Plan") merged with, and into, the Plan (the "Plymouth Plan merger"). As of December 31, 2017, all assets, including in-kind investments, of the Plymouth Plan were transferred into the Plan and the Plan's assets represented the total value of the investments held by the Trustee in the Master Trust. The Statement of Net Assets Available for Benefits reflects the fair value of the assets of the Plan and the Plymouth Plan as of December 31, 2018 and 2017. The Statement of Changes in Net Assets Available for Benefits reflects the activity of the Plan and the Plymouth Plan for the year ended December 31, 2018. The Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017 reflects the activity of the Plan and the transfer of the fair value of assets from the Plymouth Plan of $5,519,074 on December 31, 2017. Included in the investments transferred into the Plan on December 31, 2017 was $2,511,658 of Common Stock of the company. As a result of the Plymouth Plan merger, the Plan's net assets remained held by the Trustee but were no longer held within a Master Trust as of December 31, 2018. The Plan’s percentage interest in the net assets of the Master Trust was 100% as of December 31, 2017.

Note 2 — Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying Financial Statements of the Plan are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are presented on the accrual basis of accounting.

Accounting Estimates

The preparation of the Financial Statements and any Supplemental Schedules in conformity with U.S. GAAP requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the Financial Statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan has investments in a variety of investment funds that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Refer to Note 6, Fair Value Measurement, for additional information regarding the fair value measurements of the Plan's investments. Purchases and sales of all investments are recorded on a trade-date basis. Net appreciation, or depreciation, includes the Plan's gains, or losses, respectively, on investments bought and sold, as well as held during the year and is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Concentrations of Risk

The assets held by the Plan include the Common Stock of the company. At December 31, 2018 and 2017, approximately 35% and 40% of the investments of the Plan were invested in Common Stock of the company, respectively. The underlying value of the Common Stock of the company is entirely dependent upon the performance of the company and the market’s evaluation of such performance and other factors.

Excess Contributions Payable

The Plan is required to return contributions to participants in the event certain nondiscrimination tests and and/or participant contribution limits defined under the Internal Revenue Code (the "Code" or "IRC") are not satisfied. As of December 31, 2018, amounts payable to participants for return contributions of $90,442 were included in excess contributions payable within the Statements of Net Assets Available for Benefits, with a corresponding reduction to employee contributions within the Statements of Changes in Net Assets Available for Benefits. As of December 31, 2017, there were no amounts payable for return contributions as the Plan satisfied the nondiscrimination tests and participant contribution limits.

Fully Benefit-Responsive Investment Contracts

The Plan indirectly invests in guaranteed investment contracts and security-backed contracts through the Wells Fargo Stable Return Fund G. An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee provided by a third party. Stable value collective trust funds, which include these investment contracts held by a defined contribution plan, are required to be reported at fair value. The yield earned by the Wells Fargo Stable Return Fund G at December 31, 2018 and 2017 was 3.07% and 2.36%, respectively.

New Accounting Pronouncements to be Adopted

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820) - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amended guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The amended guidance will become effective for the Plan on January 1, 2020. The Plan administrator is currently evaluating the impact of this new standard on the Financial Statements and Notes to Financial Statements of the Plan.

Note 3 — Funding Policy, Contributions, and Plan Transfers

For the profit sharing portion of the Plan, the company, at its discretion, may choose to make an annual contribution to a qualified participant’s account in the form of cash. This contribution is invested based on a participant’s selection of investment options under the 401(k) feature. To the extent that a contribution is made for a plan year, it is allocated based on the participant’s eligible compensation for the plan year, plus the participant’s eligible compensation above the Social Security taxable wage base.

For the ESOP portion of the Plan, the company, at its discretion, may choose to make an annual contribution to a qualified participant’s account in the form of Common Stock of the company. To the extent that a contribution is made for a plan year, it is allocated based on the participant’s eligible compensation for the plan year.

Participants can also elect to make salary reduction contributions to the Plan under a 401(k) feature and to make rollover contributions from other qualified plans. The company may, at its discretion, make a matching contribution to participant salary reduction contributions to the Plan. Transfers to, or from, other plans represent participant elected rollovers to, or from, plans of other employers or other transfers to, or from, other plans.

Note 4 — Party-in-Interest Transactions

The Trustee and the company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to participants include investment funds under a self-directed brokerage account and money market funds managed by the Trustee. Transactions between the Plan and the Trustee are exempt from being considered as "prohibited transactions" under the ERISA Section 408(b). The Plan had no prohibited transactions with parties-in-interest during 2018 and 2017.

At December 31, 2018 and 2017, the Plan held 6,056,747 and 6,954,716 shares, respectively, of Common Stock of the company, with a cost basis of approximately $81.1 million and $82.2 million, respectively. During the years ended December 31, 2018 and 2017, the Plan recorded Common Stock dividend income of $5.3 million and $4.4 million, respectively. Transactions involving Common Stock of the company qualify as party-in-interest transactions that are exempt from the prohibited transaction rules under ERISA.

Note 5 — Plan Termination

The company has voluntarily agreed to make contributions to the Plan. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions, which is vested in the manner described within Note 1, Summary Description of Plan. Although the company has not expressed any intent to terminate the Plan, it may do so at any time. Upon termination of the Plan, interests of active participants in the Plan would fully vest.

Note 6 — Fair Value Measurement

The Plan and the Master Trust categorize their assets and liabilities into one of three levels based on the assumptions and inputs used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs reflecting management’s assumptions about the inputs used in pricing the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Plan and Master Trust's investments in mutual funds, money market funds, and investments in Common Stock of the company are classified as Level 1 assets in the fair value hierarchy. Mutual funds and investments in Common Stock of the company are valued based on the unadjusted closing market price reported on the active market on which the individual securities are traded. Money market funds are open-end, actively traded mutual funds that are registered with the United States Securities and Exchange Commission and are valued at the daily closing price, or net asset value ("NAV"), as reported by the fund. Investments held within the self-directed brokerage account are classified as Level 1 assets in the fair value hierarchy and primarily consist of mutual funds and common stocks that are valued based on the unadjusted closing market price reported on the active market on which the individual securities are traded. The Plan and Master Trust's investments in common collective trust funds are classified as Level 2 assets in the fair value hierarchy. Common collective trust funds have the characteristics of a structure similar to a mutual fund and are valued based on the readily determinable quoted market price that each fund publishes at the end of each day. While the underlying assets are actively traded on an exchange, the common collective trust funds are not and, therefore, are classified as Level 2 assets in the fair value hierarchy. There were no transfers between Level 1 and Level 2 and there have been no changes in the methodologies used for assets measured at fair value during the years ended December 31, 2018 and 2017.

The Plan's assets measured at fair value and NAV as of December 31, 2018 are summarized below:

2018	Total	Level 1	Level 2	Level 3
Mutual funds	$282,825,781	$282,825,781	$—	$—
Common collective trust funds	315,487,003	—	315,487,003	—
Money market funds	4,338,732	4,338,732	—	—
Self-directed brokerage	12,312,222	12,312,222	—	—
The Toro Company Common Stock	338,459,805	338,459,805	—	—
Investments at fair value and NAV	$953,423,543	$637,936,540	$315,487,003	$—

Master Trust assets measured at fair value and NAV as of December 31, 2017 are summarized below:

2017	Total	Level 1	Level 2	Level 3
Mutual funds	$333,191,028	$333,191,028	$—	$—
Common collective trust funds	330,374,919	—	330,374,919	—
Money market funds	4,269,905	4,269,905	—	—
Self-directed brokerage	14,696,230	14,696,230	—	—
The Toro Company Common Stock	453,664,183	453,664,183	—	—
Investments at fair value and NAV	$1,136,196,265	$805,821,346	$330,374,919	$—

Note 7 — Master Trust Fund

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries, or the company. The Trustee has historically maintained one Master Trust for two profit sharing and retirement plans sponsored by the company; the Plan and the Plymouth Plan. The purpose of the Master Trust was to pool investment transactions and achieve uniform rates of return on comparable funds under both plans. Investment income related to the Master Trust is allocated to the individual plans based upon beginning of the month balances invested in the Plan. As noted within Note 1, Summary Description of Plan, effective December 31, 2017, the Plymouth Plan merged with, and into, the Plan and all assets, including in-kind investments, of the Plymouth Plan were transferred into the Plan. As a result of the Plymouth Plan merger, the Plan's net assets remained held by the Trustee but were no longer held within a Master Trust as of December 31, 2018. The Plan’s percentage interest in the net assets of the Master Trust was 100% as of December 31, 2017.

Master Trust investments at fair value and NAV as of December 31, 2018 and 2017 were as follows:

	2018	2017
Mutual funds	$—	$333,191,028
Common collective trust funds	—	330,374,919
Money market funds	—	4,269,905
Self-directed brokerage	—	14,696,230
The Toro Company Common Stock	—	453,664,183
Master Trust investments at fair value and NAV	$—	$1,136,196,265

Plan interest in Master Trust	$—	$1,136,196,265

Net investment income for the Master Trust for the years ended December 31, 2018 and 2017 was as follows:

	2018	2017
Net realized and unrealized appreciation in fair value of investments:
Mutual funds	$—	$45,637,589
Common collective trust funds	—	36,220,031
Self-directed brokerage	—	2,150,638
The Toro Company Common Stock	—	68,745,393
Net realized and unrealized appreciation	—	152,753,651
Dividends and interest	—	17,871,623
Master Trust net investment income	$—	$170,625,274

Note 8 — Federal Income Taxes

The Plan Administrator received a favorable determination letter dated November 1, 2017 from the Internal Revenue Service ("IRS") stating that the Plan constitutes a qualified plan under Section 401(a) of the IRC and that the trust created under the Plan is exempt from federal income tax under Section 501(a) of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires the Plan’s administrator to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s administrator has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's management believes that the Plan is no longer subject to income tax examinations for years prior to 2014.

Note 9 — Subsequent Events

Effective January 1, 2019, the plan administrator amended the Plan such that for Plan years beginning on or after January 1, 2019 (i) company matching contributions to participant salary reduction contributions shall be equal to 100% of the participant's salary reduction contributions not to exceed 4% of the participant's eligible compensation; (ii) the rate of participant salary reduction contributions will be increased by one percent during June of each calendar year, beginning in June of 2020 and not to exceed ten percent of the participant's compensation, for participant's covered by the Plan's automatic escalation provisions; and (iii) company matching contributions to participant salary reduction contributions and annual discretionary contributions, together with earnings attributable thereto, shall be fully vested upon completion of two years of vesting service. Discretionary company matching contributions to participant salary reduction contributions and annual discretionary contributions, together with earnings attributable thereto, for plan year's beginning prior to January 1, 2019 will continue to vest at a rate of 20% after one year of vesting service, with an additional 20% vesting each year of vesting service thereafter until the participant is 100% vested.

The company evaluated all additional subsequent events through June 27, 2019, the date that the Financial Statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the Financial Statements or disclosure in the Notes to the Financial Statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	T. Rowe Price International Discovery Fund I Class	Mutual Fund	**	$10,471,905
	Vanguard Institution Index Fund	Mutual Fund	**	157,163,497
	Vanguard Mid-Cap Index Fund Institutional Shares	Mutual Fund	**	44,462,622
	Vanguard Small-Cap Index Fund Institutional Shares	Mutual Fund	**	6,136,178
	Vanguard Explorer Fund Admiral Shares	Mutual Fund	**	13,532,323
	Goldman Sachs Small Cap Value Fund Institutional Class	Mutual Fund	**	23,586,892
	PIMCO International Bond Fund (Unhedged) Institutional Class	Mutual Fund	**	2,988,164
	American Funds EuroPacific Growth Fund® Class R-6	Mutual Fund	**	24,484,200
	Wells Fargo Stable Return Fund	Common Collective Trust	**	70,183,649
	BTC U.S. Debt Index Fund T	Common Collective Trust	**	16,389,757
	Vanguard Target Retirement Income Trust II	Common Collective Trust	**	4,970,009
	Vanguard Target 2015	Common Collective Trust	**	8,156,121
	Vanguard Target 2020	Common Collective Trust	**	29,021,759
	Vanguard Target 2025	Common Collective Trust	**	64,605,726
	Vanguard Target 2030	Common Collective Trust	**	40,056,941
	Vanguard Target 2035	Common Collective Trust	**	27,294,965
	Vanguard Target 2040	Common Collective Trust	**	20,540,664
	Vanguard Target 2045	Common Collective Trust	**	15,583,779
	Vanguard Target 2050	Common Collective Trust	**	10,095,068
	Vanguard Target 2055	Common Collective Trust	**	7,024,773
	Vanguard Target 2060	Common Collective Trust	**	1,479,212
	Vanguard Target 2065	Common Collective Trust	**	84,580
*	Fidelity Treasury Only Money Market	Money Market Fund	**	4,338,732
*	Fidelity Brokerage Link	Pooled Brokerage Account	**	12,312,222
*	The Toro Company	The Toro Company Common Stock	**	338,459,805
*	Participant Loan Fund	Notes receivable from participants***	**	86,643
Total				$953,510,186
*    Party-in-interest as defined by ERISA.
**    Cost information is not required for participant-directed investments and therefore is not included.
***    26 loans outstanding with 1-5 year terms and interest rates of 4.25% - 6.25%.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings, and Employee Stock Ownership Plan

Date: June 27, 2019	/s/ Renee J. Peterson
Renee J. Peterson
Vice President, Treasurer and Chief Financial Officer of The Toro Company (duly authorized officer and principal financial and accounting officer)

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.